BELL, BOYD & LLOYD PLLC

1615 L STREET N.W., SUITE 1200
WASHINGTON, D.C. 20036-5610
202.466.6300 FAX 202.463.0678

OFFICES IN WASHINGTON, D.C.
AND CHICAGO

STACY H. WINICK
202.955.6820
swinick@bellboyd.com
DIRECT FAX: 312.827.8188

BY MESSENGER

40-33

DEC 1. 2003

December 1, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


03040201

Columbia Acorn Trust
Columbia Wanger Asset Management, L.P.
Filing Pursuant to Section 33
Columbia Acorn Trust 1940 Act File No. 811-01829

Ladies and Gentlemen:

On behalf of Columbia Acorn Trust (the "Trust") and Columbia Wanger Asset Management, L.P. ("CWAM"), we are enclosing for filing pursuant to Section 33 of the Investment Company Act of 1940 the following documents:

(i) one copy of a complaint filed in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois, in a lawsuit in which the Trust and CWAM, the investment adviser to the Trust, are named defendants in a putative class action complaint; and

(ii) one copy of a complaint filed in United States District Court for the Southern District of Illinois, in a lawsuit in which the Trust and CWAM are named defendants in a putative class action complaint.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it to the courier filing this letter. If you have any questions or require additional information, please do not hesitate to contact me at 202/955-7040.

Very truly yours,

Stacy H. Winick

cc (w/ encl.): Cameron Avery
Bruce Lauer

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL CIRCUIT
MADISON COUNTY
(618) 692-6240
WWW.CO.MADISON.IL.US

VOGELER GARY INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILA
PLAINTIFF

VS.

DATE: 11/14/2003

CASE No. 2003 L 001550

COLUMBIA WANGER ASSET MANAGEMENT LP
R/A BRUCE H LAUER
227 WEST MONROE ST STE 30
CHICAGO IL 60606
DEFENDANT

DEFENDANT COLUMBIA WANGER ASSET MANAGEMENT LP:

You are hereby summoned and required to file an answer in this case, or otherwise file your appearance, in the office of the Madison County Circuit Clerk, within 30 days after service of this summons, exclusive of the day of service. If you fail to do so, a judgment or decree by default may be taken against you for the relief prayed in the complaint.

This summons must be returned by the officer or other person to whom it was given for service, with endorsement thereon of service and fees, if any, immediately after service. If service cannot be made, this summons shall be returned so endorsed.

This summons may not be served later than 30 days after its date.

Witness: MATT MELUCCI the Clerk of said Circuit Court and the seal thereof, at Edwardsville, Illinois, this NOVEMBER 14, 2003.

MATT MELUCCI
CLERK OF THE CIRCUIT COURT

(SEAL)

BY: 
Deputy Clerk

(Plaintiff's attorney or plaintiff if he is not represented by an attorney)

KOREIN TILLERY
10 EXECUTIVE WOODS COURT
BELLSVILLE IL 62226-2030

Date of Service: ____________________, 20____.
(To be inserted by officer on the copy left with the defendant or other person)

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL CIRCUIT
MADISON COUNTY
(618) 692-6240
WWW.CO.MADISON.IL.US

VOGELER GARY INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILA
PLAINTIFF

DATE: 11/14/2003

VS.

CASE No. 2003 L 001550

COLUMBIA ACORN TRUST
R/A RALPH WANGER
227 WEST MONROE ST STE 3000
CHICAGO IL 60606
DEFENDANT

DEFENDANT COLUMBIA ACORN TRUST:

You are hereby summoned and required to file an answer in this case, or otherwise file your appearance, in the office of the Madison County Circuit Clerk, within 30 days after service of this summons, exclusive of the day of service. If you fail to do so, a judgment or decree by default may be taken against you for the relief prayed in the complaint.

This summons must be returned by the officer or other person to whom it was given for service, with endorsement thereon of service and fees, if any, immediately after service. If service cannot be made, this summons shall be returned so endorsed.

This summons may not be served later than 30 days after its date.

Witness: MATT MELUCCI the Clerk of said Circuit Court and the seal thereof, at Edwardsville, Illinois, this NOVEMBER 14, 2003.

MATT MELUCCI
CLERK OF THE CIRCUIT COURT

(SEAL)

BY: 
Deputy Clerk

(Plaintiff's attorney or plaintiff if he is not represented by an attorney)

KOREIN TILLERY
10 EXECUTIVE WOODS COURT
BELLEVILLE IL 62226-2030

Date of Service: ____________________, 20_____.
(To be inserted by officer on the copy left with the defendant or other person)

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

GARY VOGELER, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	Cause No. 03L1550
COLUMBIA ACORN TRUST and COLUMBIA WANGER ASSET MANAGEMENT, LP	)	
Defendants.	)	

COMPLAINT

Plaintiff, Gary Vogeler, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for his complaint against Defendants, Columbia Acorn Trust and Columbia Wanger Asset Management, LP, states as follows:

1. Plaintiff, Gary Vogeler, is a resident of Godfrey, Madison County, Illinois.

2. Defendant, Columbia Acorn Trust ("Columbia Trust"), is a Massachusetts business trust with its principal place of business in Chicago, Illinois.[1] Columbia Trust is the registrant of the Columbia Acorn International Fund ("Columbia Acorn").[2] Defendant Columbia Trust does business in the state of Illinois and is registered as a mutual fund in the State of Illinois. Defendant Columbia Trust has consented to the jurisdiction of Illinois courts. Defendant Columbia Trust at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant Columbia Trust

[1] Formerly known as "Liberty Acorn Trust."

[2] Formerly known as "Liberty Acorn International Fund."

maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant Columbia Trust has significant contacts with Madison County and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

3. Defendant, Columbia Wanger Asset Management, LP ("Columbia Fund Manager"), is a Delaware partnership with its principal place of business in Chicago, Illinois.[3] The day-to-day tasks associated with running the business of Columbia Acorn, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant Columbia Fund Manager has been contracted to serve as the investment manager for the Columbia Acorn. As the investment manager for Columbia Acorn, Defendant Columbia Fund Manager selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant Columbia Fund Manager has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Columbia Acorn business and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant Columbia Fund Manager utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois regarding the performance of the Fund and the investments it manages.

4. At all times relevant herein, Plaintiff Gary Vogeler has owned and held shares in the Columbia Acorn for the purpose of long term investing in international securities.

---

[3] Formerly known as "Liberty Wanger Asset Management, LP."

5. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

6. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

7. The foreign securities purchased by Defendants' fund for its portfolios are principally traded in securities markets outside of the United States.

8. Open end mutual funds such as Defendants' fund have been tremendously successful in convincing investors such as Plaintiff to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

9. Shares of open end mutual funds are sold to investors such as Plaintiff at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

10. The share prices (NAV) of Defendants' mutual fund are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

11. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

12. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' fund portfolio are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

13. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, continuous trading of the world equity indexes, ADRs, foreign currency futures markets, and the correlations between the value of the fund's securities and these benchmarks, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

14. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

15. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

16. Because many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' fund are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

17. During the interval that elapses between the time that Defendants set the fund share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

18. The exchange located in Sydney, Australia, observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

19. The exchange located in Tokyo, Japan, observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

20. The exchange located in Taipei, Taiwan, observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

21. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

22. The exchange located in Kuala Lumpur, Malaysia, observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

23. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

24. The exchange located in Moscow, Russia, observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

25. The exchange located in Frankfurt, Germany, observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

26. The exchange located in Paris, France, observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing

prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

27. The exchange located in London, England, observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

28. A significant portion of the underlying foreign securities in the Defendants' fund portfolio are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Price relevant information, such as the continuous trading of world equity market indexes, ADRs, and foreign currency futures impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

29. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' fund shares as part of a profitable trading strategy. The market timing trading strategy stems

from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' fund on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

30. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' fund shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the fund's underlying foreign securities assets are undervalued as of the time of the share purchase.

31. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' fund shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

32. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

33. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' fund shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants' fund shares occurs through dilution.

34. Market timing traders pay cash to Defendants' funds when they purchase discounted shares. Market timing traders receive cash from Defendants' funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for each of the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for each of the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a

dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

35. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets, world equity index market trading, ADRs, foreign currency futures and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants' shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

36. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations, performance and the ability of the fund to provide a maximized return to long term shareholders.

37. Plaintiff brings this complaint as a class action against Defendants Columbia Trust and Columbia Fund Manager, and pursuant to §5/2-801 et. seq., of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have held shares of Columbia Acorn for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five

years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family members of any such person. Also excluded is any judge who may preside over this case.

38. Plaintiff is a member of the class and will fairly and adequately assert and protect the interests of the class. The interest of the Plaintiff is coincident with, and not antagonistic to, those of other members of the class. Plaintiff has retained attorneys who are experienced in class action litigation.

39. Members of the class are so numerous that joinder of all members is impracticable.

40. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

a. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of Columbia Acorn's portfolio of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

b. whether defendants failed to properly implement Columbia Acorn's portfolio valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

c. whether defendants failed to properly implement Columbia Acorn's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

d. whether defendants failed to properly implement Columbia Acorn's portfolio valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

e. whether defendants failed to protect Columbia Acorn's long term shareholders from market timing traders using fund shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of defendants to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share price;

f. whether defendants breached the duties they owed to plaintiff and the class;

g. whether plaintiff and the class have been damaged and, if so,

h. the extent of such damages.

41. The prosecution of separate actions by individual members of the Class would create a risk of:

a. inconsistent or varying adjudications with respect to individual members of the class; and

b. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

42. The class action method is appropriate for the fair and efficient prosecution of this action.

43. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years.

Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

COUNT I

Plaintiff, Gary Vogeler, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants Columbia Trust and Columbia Fund Manager, states as follows:

44. Plaintiff repeats and incorporates by reference paragraphs 1 through 43 as if fully set forth herein.

45. Defendant Columbia Trust operates Columbia Acorn as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

46. Defendant Columbia Fund Manager serves as the investment manager for Columbia Acorn. Defendant Columbia Fund Manager provides, among other things, portfolio management services and selects the securities for Columbia Acorn to buy, hold or sell. Columbia Acorn pays Defendant Columbia Fund Manager set fees based on the percentage of assets under management for managing Columbia Acorn's assets. Defendant Columbia Fund Manager's compensation and management of the Columbia Acorn are required to be reviewed and approved by Defendant Columbia Trust's board of trustees.

47. At all times relevant hereto, Plaintiff Gary Vogeler has held shares in Columbia Acorn.

48. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

49. Defendants breached their duties of due care owed to Plaintiff Gary Vogeler and similarly situated shareholders of the Columbia Acorn by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of Columbia Acorn's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

b. failing to implement Columbia Acorn's portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Columbia Acorn's shares at the expense of long term shareholders.

50. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Columbia Trust and Columbia Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Columbia Acorn for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT II

Plaintiff Gary Vogeler, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants Columbia Trust and Columbia Fund Manager, states as follows:

51. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 as if fully set forth herein.

52. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Columbia Acorn might occur daily after the closing of the New York Stock Exchange.

53. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities held by the Columbia Acorn and used by Defendants to calculate NAV for said Fund did not represent current market value because, inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchange on which those foreign securities trade closed and before the daily calculation of the fund NAV and the setting of share price.

54. With utter indifference and conscious disregard for Plaintiff's investment and the investments of similarly situated fund shareholders, Defendants willfully and wantonly breached their duties to Plaintiff and similarly situated shareholders by, inter alia:

a. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

b. failing to properly evaluate on a daily basis whether a significant event affecting the value of Columbia Acorn's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

c. failing to implement Columbia Acorn's portfolio valuation and share pricing policies and procedures; and

d. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Columbia Acorn's shares at the expense of long term shareholders.

55. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Bridges and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Columbia Trust and Columbia Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Columbia Acorn for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFF DEMANDS TRIAL BY JURY

KOREIN TILLERY

By: 

Stephen M. Tillery #2834995
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: 618.277.1180
Facsimile: 314.241.3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312.641.9750
Facsimile: 312.641.9751
E-mail: gzelcs@koreintillery.com

Eugene Barash #6280933
701 Market Street, Suite 300
Saint Louis, Missouri 63101
Telephone: 314.241.4844
Facsimile: 314.241.3525

MILBERG WEISS BERSHAD HYNES &
LERACH LLP
John J. Stoia, Jr.
Tmothy G. Blood
Susan Collyer
William J. Doyle II
401 B Street, 17th Floor
San Diego, CA 92101
Telephone: 619/231-1058
Facsimile: 619/231-7423

BONNETT, FAIRBOURN, FRIEDMAN &
BALINT, P.C.
Andrew S. Friedman
Francis J. Balint, Jr.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: 602/274-1100

Attorneys for Plaintiff and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

GARY VOGELER, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	Cause No. ____________
COLUMBIA ACORN TRUST and COLUMBIA WANGER ASSET MANAGEMENT, LP	)	
Defendants.	)	

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiff filing the above-captioned cause of action.

2. That the total of money damages sought in this cause of action exceeds Fifty Thousand Dollars ($50,000), but does not exceed Seventy-Five Thousand Dollars ($75,000) per Plaintiff or class member and that Plaintiff will not accept recovery in excess of Seventy-five Thousand Dollars ($75,000) per Plaintiff or class member, exclusive of attorney's fees, cots and interest.



STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF ST. Clair)

Subscribed and sworn to before me, a Notary Public, this 13th day of November, 2003.


"OFFICIAL SEAL"
Charlotte A. Mabry
Notary Public, State of Illinois
My Commission Exp. 06/21/2007

Charlotte Mabry
NOTARY PUBLIC

My commission expires:

AO 440 (Rev. 10/93) Summons in a Civil Action

United States District Court

Southern DISTRICT OF Illinois

Roger Kelso

SUMMONS IN A CIVIL CASE

V.

CASE NUMBER: 03-769-MJR

Columbia Acorn Trust and Columbia Wanger Asset Management, LP

TO: (Name and address of defendant)
c/o Ralph Wanger
Columbia Acorn Trust
227 West Monroe Street, Suite 3000
Chicago, IL 60606

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Belleville, IL 62226

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

NORBERT G. JAWORSKI

CLERK

11-19-03

DATE



(BY) DEPUTY CLERK

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS)

ROGER KELSO, individually and on behalf of all others similarly situated,

Plaintiff,

vs.

COLUMBIA ACORN TRUST and COLUMBIA WANGER ASSET MANAGEMENT, LP,

Defendants.

Cause No. 03-769 MJR

COMPLAINT

Plaintiff, Roger Kelso, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for his complaint against Defendants, Columbia Acorn Trust and Columbia Wanger Asset Management, LP, states as follows:

NATURE OF THE ACTION

1. This is a class action against Columbia Acorn Trust and Columbia Wanger Asset Management, LP for breaches of fiduciary duties imposed by Section 36(a) of the Investment Company Act of 1940 (the "Investment Company Act"), as amended, 15 U.S.C. 80a-35(a) and pendant state law claims.

2. This action charges Defendants with failing to properly evaluate on a daily basis the value of the securities held by the Columbia Acorn International Fund when computing the daily net asset value, thereby allowing market timing traders to profit at the expense of long term shareholders, in clear contravention of their fiduciary responsibilities.

JURISDICTION AND VENUE

3. Subject matter jurisdiction is conferred on this Court by Section 36(a) of the Investment Company Act of 1940, as amended, 15 U.S.C. § 80a-35(a). This Court has pendant and supplemental jurisdiction over the state law claims alleged in this complaint pursuant to 28 U.S.C. § 1367.

4. Many of the acts charged herein occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District; therefore, venue is proper in this District pursuant to the Investment Company Act of 1940, as amended, 15 U.S.C. § 80a-43.

PARTIES

5. Plaintiff, Roger Kelso, is a resident of Columbia, Illinois, located in the Southern District of Illinois.

6. Defendant, Columbia Acorn Trust ("Columbia Funds"), is a Massachusetts business trust with its principal place of business in Chicago, Illinois. Columbia Funds is the registrant of the Columbia Acorn International Fund ("Columbia Acorn International"). Defendant, Columbia Funds, does business in the State of Illinois. Defendant, Columbia Funds, at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the State of Illinois. Defendant, Columbia Funds, maintains investor relationships nationwide including with shareholders in the State of Illinois. Defendant, Columbia Funds, has significant contacts with shareholders in the Southern District of Illinois and the activities complained of herein occurred, in whole or part, in the Southern District of Illinois.

7. Defendant, Columbia Wanger Asset Management, LP ("Columbia Acorn International Fund Manager"), is a Delaware partnership with its principal place of business in Chicago, Illinois. The day-to-day tasks associated with running the business of Columbia Acorn International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant Columbia Acorn International Fund Manager has been contracted to serve as the investment manager for the Columbia Acorn International Fund. As the investment manager for Columbia Acorn International, Defendant Columbia Acorn International Fund Manager selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant Columbia Acorn International Fund Manager has significant contacts with fund shareholders in the Southern District of Illinois as a result of its operation and supervision of Columbia Acorn International fund's business and the activities complained of herein occurred, in whole or in part, in the Southern District of Illinois. Defendant Columbia Acorn International Fund Manager utilizes an interactive website to communicate with fund shareholders, including those in the Southern District of Illinois regarding performance of the fund and the investments it manages.

8. At all times relevant herein, Plaintiff Roger Kelso has owned and held shares of Columbia Acorn International for the purpose of long term investing in international securities.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

9. The foreign securities purchased by Defendants' fund for its portfolio are principally traded in securities markets outside of the United States.

10. Open end mutual funds such as Defendants' fund have been tremendously successful in convincing investors such as Plaintiff to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

11. Shares of open end mutual funds are sold to investors such as Plaintiff at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

12. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

13. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

14. In valuing their fund's underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' fund portfolio are foreign securities. The

home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are 5 hours to 15 hours ahead of Eastern Standard Time.

15. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next days. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, continuous trading of the world equity indexes, ADRs, foreign currency futures, markets and the correlations between the value of the fund's securities and these benchmarks, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

16. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no corrolation between value

movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

17. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

18. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' fund are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

19. During the interval that elapses between the time that Defendants set the fund's share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

20. The exchange located in Sydney, Australia, observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time).

When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

21. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

22. The exchange located in Taipei, Taiwan, observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

23. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

24. The exchange located in Kuala Lumpur, Malaysia, observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time).

When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

25. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

26. The exchange located in Moscow, Russia, observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

27. The exchange located in Frankfurt, Germany, observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

28. The exchange located in Paris, France, observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

29. The exchange located in London, England, observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

30. A significant portion of the underlying foreign securities in the Defendants' fund portfolio are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this 2 to 14½ hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Price relevant information, such as the continuous trading of world equity market indexes, ADRs and foreign currency futures markets impact the valuation of these underlying foreign securities, and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

31. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade

Defendants' fund shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' fund on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

32. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' fund shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the fund's underlying foreign securities assets are undervalued as of the time of the share purchase.

33. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' fund shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

34. Shares in Defendants' fund can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

35. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' fund shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants' fund shares occurs through dilution.

36. Market timing traders pay cash to Defendants' funds when they purchase discounted shares. Market timing traders receive cash from Defendants' funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for each of the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for each of the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities; the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

37. By failing to make daily adjustments based upon the correlations between upward movements in United States and foreign markets, world equity index market trading, ADRs, foreign currency futures and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants' fund shares do not have to look into the future to time their purchases and redemptions of shares. Rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

38. Since it is such an attractive low risk trading vehicle to market timers, Defendants' fund experiences increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover (including the liquidation of investments to meet market timer redemption requests), lost opportunity costs and asset swings that negatively impact fund operations, performance and the ability of the fund to provide a maximized return to long term shareholders.

39. Plaintiff brings this complaint as a class action against Defendants, Columbia Funds and Columbia Acorn International Fund Manager, and pursuant to Rule 23 of the Federal Rules of Civil Procedure, individually and on behalf of a class of all persons in the United States who have owned shares of Columbia Acorn International for more than 14 days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). Excluded from the Class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as

well as the officers, directors, agents, servants or employees of Defendants, and the immediate family members of any such person. Also excluded is any judge who may preside over this case.

40. Plaintiff is a member of the Class and will fairly and adequately assert and protect the interests of the Class. The interest of the Plaintiff is coincident with, and not antagonistic to, those of other members of the Class. Plaintiff has retained attorneys who are experienced in class action litigation.

41. Members of the Class are so numerous that joinder of all members is impracticable.

42. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

a. whether Defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of Columbia Acorn International's portfolio of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

b. wether Defendants failed to properly implement Columbia Acorn International's portfolio valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

c. whether Defendants failed to properly implement Columbia Acorn International's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

d. whether Defendants failed to properly implement Columbia Acorn International's portfolio valuation and share pricing policies so as to require the use of fair value pricing to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

e. whether Defendants failed to protect Columbia Acorn International's long term shareholders from market timing traders who use fund shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of defendants to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

f. whether Defendants breached the duties they owed to Plaintiff and the Class;

g. whether Plaintiff and the Class have been damaged and, if so,

h. the extent of such damages.

43. The prosecution of separate actions by individual members of the Class would create a risk of:

a. inconsistent or varying adjudications with respect to individual members of the Class; and

b. adjudication with respect to individual members of the Class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

44. The class action method is appropriate for the fair and efficient prosecution of this action.

45. Individual litigation of all claims, which might be brought by all Class members would produce a multiplicity of cases so that the judicial system would be congested for years.

Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the Defendants.

COUNT I

Plaintiff, Roger Kelso, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint for violation of Section 36(a) of the Investment Company Act, 15 U.S.C. 80a-35(a) against Defendants, Columbia Funds and Columbia Acorn International Fund Manager, states as follows:

46. Plaintiff repeats and incorporates by reference paragraphs 1 through 45 as if fully set forth herein.

47. Defendant Columbia Funds operates Columbia Acorn International as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

48. Defendant, Columbia Acorn International Fund Manager, serves as the investment manager for Columbia Acorn International. Defendant, Columbia Acorn International Fund Manager, provides, among other things, portfolio management services and selects the securities for Columbia Acorn International to buy, hold or sell. Columbia Acorn International pays Defendant, Columbia Acorn International Fund Manager, set fees based on the percentage of assets under management for managing Columbia Acorn International's assets. Defendant

Columbia Acorn International Fund Manager's compensation and management of the Columbia Acorn International are required to be reviewed and approved by Defendant Columbia Funds' board of trustees.

49. At all times relevant hereto, Plaintiff, Roger Kelso, has held shares in Columbia Acorn International.

50. In undertaking their role as investment managers for the fund and in return for a fee paid by investors, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

51. At all times relevant hereto, Defendants had a fiduciary duty to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

52. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

53. Defendants breached their duties of due care owed to Plaintiff, Roger Kelso, and similarly situated shareholders of the Columbia Acorn International by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of Columbia Acorn International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

b. failing to implement Columbia Acorn International's portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Columbia Acorn International's shares at the expense of long term shareholders.

54. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Columbia Funds and Columbia Acorn International Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in the Columbia Acorn International for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY.

COUNT II

Plaintiff, Roger Kelso, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint for common law negligence against Defendants Columbia Funds and Columbia Acorn International Fund Manager, states as follows:

55. Plaintiff repeats and incorporates by reference paragraphs 1 through 54 as if fully set forth herein.

56. At all times relevant herein, Defendants had a duty when valuing the funds' securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

57. Defendants breached their duties to Plaintiff, Roger Kelso, and similarly situated shareholders by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of Columbia Acorn International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

b. failing to implement Columbia Acorn International's portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Columbia Acorn International's shares at the expense of long term shareholders.

58. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Columbia Funds and Columbia Acorn International Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in the Columbia Acorn International for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY.

COUNT III

Plaintiff, Roger Kelso, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint for common law gross negligence against Defendants, Columbia Funds and Columbia Acorn International Fund Manager, states as follows:

59. Plaintiff repeats and incorporates by reference paragraphs 1 through 58 as if fully set forth herein.

60. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

61. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities held by the Columbia Acorn International Fund and used by Defendants to calculate NAV for said funds did not represent current market value because, inter alia, those prices did not reflect changes in the funds' securities which occurred after the exchange on which those foreign securities trade closed and before the closing of the New York Stock Exchange.

62. With conscious disregard and utter indifference for Plaintiff's investment, Defendants willfully and wantonly breached their duties to Plaintiff and similarly situated shareholders by, inter alia:

a. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

b. failing to properly evaluate on a daily basis whether a significant event affecting the value of Columbia Acorn International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

c. failing to implement Columbia Acorn International's portfolio valuation and share pricing policies and procedures; and

d. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Columbia Acorn International's shares at the expense of long term shareholders.

63. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Columbia Funds and Columbia Acorn International Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in the Columbia Acorn International for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

KOREIN TILLERY

By: 

Stephen M. Tillery #2834995
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312/641-9750
Facsimile: 312/641-9751
E-mail: gzelcs@koreintillery.com

Eugene Barash #6280933
701 Market Street, Suite 300
Saint Louis, Missouri 63101
Telephone: 314/241-4844
Facsimile: 314/241-3525

MILBERG WEISS BERSHAD HYNES &
LERACH LLP
John J. Stoia, Jr.
Timothy G. Blood
Susan Collyer
William J. Doyle II
401 B Street, 17th Floor
San Diego, CA 92101
Telephone: 619/231-1058
Facsimile: 619/231-7423

BONNETT, FAIRBOURN, FRIEDMAN &
BALINT, P.C.
Andrew S. Friedman
Francis J. Balint, Jr.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: 602/274-1100

Attorneys for Plaintiff and the Class